Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 31 December 2018

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the fourth quarter of 2018 is set out in Appendices A and B.

(2) Copies of ADB's regular quarterly financial statements:

ADB's balance sheet and the related statements of income and expenses, cash flows and changes in equity at 31 December 2018 is expected to be approved by ADB's Board of Directors in April 2019 and by ADB's Board of Governors at its 52nd Annual Meeting and, once approved, will be provided along with the ADB Information Statement, which is expected to be filed in April 2019.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

On 12 December 2018, Shixin Chen succeeded Wencai Zhang as Vice-President for Operations 1.

(4) Copies of the Global Borrowing Authorization for 2019 and the Global Authorization for Swap Transactions in 2019 are set out in Appendices C and D.



ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

SUMMARY OF NEW BORROWINGS
FOR THE FOURTH QUARTER 2018

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
1178_AUDM0021_06_1	15-Nov-18	10-Sep-27	3.4% AUD FIXED RATE NOTES 18/27	AUD	125,000,000.00
1274_AUDM0025_01_1	19-Nov-18	15-Jun-29	3.1% AUD FIXED RATE NOTES 18/29	AUD	100,000,000.00
			AUD TOTAL		**225,000,000.00**
1295_GMTN1020_00_2	4-Oct-18	6-Apr-21	BRL ZERO COUPON NOTES PAYABLE IN USD 18/21	BRL	50,000,000.00
			BRL TOTAL		**50,000,000.00**
1297_GMTN1022_00_2	17-Oct-18	17-Oct-58	2.01% EUR FIXED RATE CALLABLE NOTES 18/58	EUR	40,000,000.00
1257_GMTN0984_04_1	2-Nov-18	25-May-23	0.2% EUR FIXED RATE NOTES 18/23	EUR	100,000,000.00
1257_GMTN0984_05_1	7-Nov-18	25-May-23	0.2% EUR FIXED RATE NOTES 18/23	EUR	150,000,000.00
1306_GMTN1031_00_2	18-Dec-18	18-Dec-58	EUR ZERO COUPON CALLABLE NOTES 18/58	EUR	25,000,000.00
			EUR TOTAL		**315,000,000.00**
1296_GMTN1021_00_1	12-Oct-18	12-Oct-23	GBP FLOATING RATE NOTES 18/23	GBP	600,000,000.00
			GBP TOTAL		**600,000,000.00**
1298_GMTN1023_00_2	25-Oct-18	25-Oct-20	2.65% HKD FIXED RATE NOTES 18/20	HKD	115,000,000.00
1304_GMTN1029_00_2	5-Dec-18	5-Dec-20	2.47% HKD FIXED RATE NOTES 18/20	HKD	200,000,000.00
			HKD TOTAL		**315,000,000.00**
1301_GMTN1026_00_2	29-Nov-18	28-May-20	1.4% JPY FIXED RATE CALLABLE DUAL CURRENCY NOTES 18/20	JPY	1,777,000,000.00
1302_GMTN1027_00_2	29-Nov-18	25-Nov-20	1.5% JPY FIXED RATE CALLABLE DUAL CURRENCY NOTES 18/20	JPY	6,459,000,000.00
1307_GMTN1032_00_2	17-Dec-18	17-Jun-20	1.4% JPY FIXED RATE CALLABLE DUAL CURRENCY NOTES 18/20	JPY	754,000,000.00
1308_GMTN1033_00_2	17-Dec-18	17-Dec-20	1.5% JPY FIXED RATE CALLABLE DUAL CURRENCY NOTES 18/20	JPY	3,561,000,000.00
			JPY TOTAL		**12,551,000,000.00**
1303_GMTN1028_00_2	3-Dec-18	3-Dec-21	7.56% MXN FIXED RATE NOTES 18/21	MXN	84,000,000.00
			MXN TOTAL		**84,000,000.00**
1277_GMTN1002_01_2	5-Dec-18	17-Jul-23	1.747% NOK FIXED RATE NOTES 18/23	NOK	500,000,000.00
			NOK TOTAL		**500,000,000.00**
1121_NZDM0006_01_1	11-Oct-18	28-Apr-21	2.875% NZD FIXED RATE NOTES 18/21	NZD	400,000,000.00
			NZD TOTAL		**400,000,000.00**
1299_GMTN1024_00_2	2-Nov-18	2-Nov-25	17.5% TRY FIXED RATE NOTES 18/25	TRY	250,000,000.00
			TRY TOTAL		**250,000,000.00**
1133_GMTN0867_06_1	22-Oct-18	16-Jun-21	USD FLOATING RATE NOTES/GLOBAL 18/21	USD	50,000,000.00
1179_GMTN0910_02_1	22-Oct-18	16-Mar-21	USD FLOATING RATE NOTES/GLOBAL 18/21	USD	50,000,000.00
1133_GMTN0867_07_1	6-Nov-18	16-Jun-21	USD FLOATING RATE NOTES/GLOBAL 18/21	USD	150,000,000.00
1057_GMTN0797_15_2	14-Nov-18	15-Dec-21	USD FLOATING RATE NOTES/GLOBAL 18/21	USD	50,000,000.00
1179_GMTN0910_03_1	14-Nov-18	16-Mar-21	USD FLOATING RATE NOTES/GLOBAL 18/21	USD	50,000,000.00
1057_GMTN0797_16_2	20-Nov-18	15-Dec-21	USD FLOATING RATE NOTES/GLOBAL 18/21	USD	75,000,000.00
1179_GMTN0910_04_1	20-Nov-18	16-Mar-21	USD FLOATING RATE NOTES/GLOBAL 18/21	USD	75,000,000.00
1300_GMTN1025_00_1	28-Nov-18	27-Nov-20	2.875% USD FIXED RATE NOTES/GLOBAL 18/20	USD	1,000,000,000.00
			USD TOTAL		**1,500,000,000.00**
1305_GMTN1030_00_2	11-Dec-18	12-Dec-19	7.22% ZAR FIXED RATE NOTES 18/19	ZAR	300,000,000.00
			ZAR TOTAL		**300,000,000.00**

ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX B

SUMMARY OF REDEMPTIONS
FOR THE FOURTH QUARTER 2018

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION	EARLY REDEMPTION	FINAL REDEMPTION
BRL						
BRL	1095_GMTN0832_00_2	27-Nov-18	27-Nov-18	10.72% BRL FIXED RATE NOTES PAYABLE IN JPY 15/18	0.00	178,260,000.00
BRL	1097_GMTN0834_00_2	14-Dec-18	14-Dec-18	10.5% BRL FIXED RATE NOTES PAYABLE IN JPY 15/18	0.00	153,910,000.00
				BRL - TOTAL	0.00	332,170,000.00
GBP						
GBP	1103_GMTN0840_00_1	18-Dec-18	18-Dec-18	1% GBP FIXED RATE NOTES 16/18	0.00	425,000,000.00
				GBP - TOTAL	0.00	425,000,000.00
JPY						
JPY	1197_GMTN0926_00-2	27-Dec-18	27-Dec-18	1.5% JPY FIXED RATE CALLABLE DUAL CURRENCY NOTES 17/18	0.00	8,123,000,000.00
					0.00	8,123,000,000.00
MXN						
MXN	1010_GMTN0755_00_2	30-Oct-18	30-Oct-18	3.35% MXN FIXED RATE NOTES 13/18	0.00	40,000,000.00
				MXN - TOTAL	0.00	40,000,000.00
RUB						
RUB	1184_GMTN0914_00_2	30-Mar-20	7-Nov-18	5.89% RUB FIXED RATE NOTES 17/20	310,300,000.00 [a]	0.00
RUB	1173_GMTN0905_00_2	21-Feb-20	7-Dec-18	6.21% RUB FIXED RATE NOTES 17/20	435,800,000.00 [a]	0.00
				RUB - TOTAL	746,100,000.00	0.00
SGD						
SGD	1014_ASNM005_00_2	14-Nov-18	14-Nov-18	1.027% SGD FIXED RATE NOTES 13/18	0.00	500,000,000.00
SGD	1014_ASNM0005_01_2	14-Nov-18	14-Nov-18	1.027% SGD FIXED RATE NOTES 16/18	0.00	100,000,000.00
				SGD - TOTAL	0.00	600,000,000.00
TRY						
TRY	1096_GMTN0833_00_2	27-Nov-18	27-Nov-18	9.33% TRY FIXED RATE NOTES 15/18	0.00	146,280,000.00
				TRY - TOTAL	0.00	146,280,000.00
USD						
USD	0892_GMTN0645_00_1	23-Oct-18	23-Oct-18	1.875% USD FIXED RATE NOTES/GLOBAL 11/18	0.00	1,250,000,000.00
USD	1066_GMTN0803_00_2	9-Nov-18	9-Nov-18	10% USD FIXED RATE NOTES 15/18	0.00	380,000,000.00
USD	1154_GMTN0887_00_1	5-Oct-18	5-Oct-18	0.875% USD FIXED RATE NOTES/GLOBAL 16/18	0.00	1,250,000,000.00
				USD - TOTAL	0.00	2,880,000,000.00
ZAR						
ZAR	1098_GMTN0835_00_2	14-Dec-18	14-Dec-18	6.91% ZAR FIXED RATE NOTES 15/18	0.00	151,000,000.00
				ZAR - TOTAL	0.00	151,000,000.00

[a] Partial buyback on indicated Redemption Date

RESOLUTION

GLOBAL BORROWING AUTHORIZATION FOR 2019

WHEREAS

The Asian Development Bank (ADB) has determined to borrow funds in 2019;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1.   ADB is hereby authorized to undertake borrowings from time to time during 2019 and, for this purpose, (i) to create and sell issues of obligations with final maturities of 1 year or more from the date of issue (Bonds), and (ii) to undertake direct borrowings of funds for terms of 1 year or more (Direct Borrowings) in accordance with the provisions of this Resolution. For the avoidance of doubt, Bonds may provide for early redemption at any time prior to final maturity, and Direct Borrowings may provide for prepayment at any time prior to the end of their term.

      (i)   The aggregate amount of proceeds of Bonds and Direct Borrowings authorized by this Resolution shall not exceed the equivalent of United States dollars twenty-six billion eight hundred million ($26,800,000,000).

      (ii)   For the purposes of subparagraph (i) above, the United States dollar equivalent of the proceeds of each issue of Bonds and each Direct Borrowing shall be determined on the basis of the exchange rate prevailing on the date the Bonds or the Direct Borrowing are priced.

2.   The President or any Vice-President is authorized to approve each issue of Bonds and each Direct Borrowing. The Treasurer is authorized to approve (i) each issue of Bonds under the Global Medium-Term Note program involving principal amounts (or, in the case of non-interest bearing or deep discount Bonds, aggregate proceeds) not exceeding $5.0 billion equivalent per issue; and (ii) each issue of Bonds under any local currency Medium-Term Note program, and each issue of Bonds (not under the Global Medium-Term Note program and any local currency Medium-Term Note program) denominated in currencies that ADB has previously issued in, involving principal amounts (or, in the case of non-interest bearing or deep discount Bonds, aggregate proceeds) not exceeding $2.0 billion equivalent per issue. In this connection, the President, any Vice-President, or the Treasurer, as the case may be, is authorized to determine, to the extent relevant, in respect thereof:

      (i)   currency and principal amount;
      (ii)   amount of proceeds;
      (iii)   market(s);
      (iv)   title and form;
      (v)   price;
      (vi)   issuance date(s);
      (vii)   drawdown date(s);
      (viii) maturity date(s);
      (ix)   interest rate(s) and interest payment date(s); and
      (x)   any other applicable terms and conditions, and to do any and all such other acts as the President, any Vice-President, or the Treasurer, as the case may be, shall

deem necessary or advisable to carry fully into effect the transactions authorized by this Resolution.

3.   ADB is further authorized to undertake borrowings from time to time during the same period to refinance its existing borrowings. The President, any Vice-President, or the Treasurer, as the case may be, is authorized to approve each such refinancing transaction and to make, in respect of each such refinancing transaction, the determinations contemplated by para. 2 above. Such refinancing transactions shall not be subject to the limitation set forth in para. 1 above.

4.   Except as provided in this Resolution or as the President or a Vice-President may otherwise determine, the Borrowing Regulation of ADB, dated 9 December 2008, shall apply to Bonds, Direct Borrowings, and refinancing transactions authorized by this Resolution.

5.   The Board of Directors will be notified of the terms of each bond issue completed on a quarterly basis.

6.   Formal action in connection with any specific borrowing hereunder shall be subject to the approvals of the governments of the countries concerned, as required by Article 21(i) of the Agreement Establishing the Asian Development Bank.

<u>RESOLUTION</u>

GLOBAL AUTHORIZATION FOR SWAP TRANSACTIONS IN 2019

WHEREAS

The Asian Development Bank (ADB) intends to enter into currency swap, interest rate swap, and repurchase transactions in 2019;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1.   ADB is hereby authorized to undertake from time to time during 2019 any currency swap transactions, interest rate swap transactions, cross-currency rate swap transactions, repurchase transactions, and transactions of a similar nature (each, a swap transaction) in accordance with the provisions of this Resolution.

2.   The President or any Vice-President may approve the undertaking of any swap transaction in connection with any of ADB's borrowings and asset and liability management transactions with such party or parties and on such terms and conditions as the President or any Vice-President shall determine. The Treasurer may approve the undertaking or termination of any swap transaction in connection with (i) ADB's borrowings under the Global Medium-Term Note program involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $5.0 billion equivalent per borrowing; (ii) ADB's borrowings under any local currency Medium-Term Note program, and ADB's other borrowings (not under the Global Medium-Term Note program and any local currency Medium-Term Note program) denominated in currencies that ADB has previously issued in, involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $2.0 billion equivalent per borrowing; and (iii) ADB's asset and liability management transactions, involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $1.0 billion equivalent per transaction, in each case with such party or parties and on such terms and conditions as the Treasurer shall determine.

3.   Any Authorized Representative (as hereinafter defined) may, in the name and on behalf of ADB, (i) sign and deliver any agreement or document providing for any swap transaction approved by the President, any Vice-President, or the Treasurer, as the case may be, in accordance with para. 2 above; and (ii) execute and deliver all such other documents and do all such other acts as he or she shall deem necessary or advisable in order to carry fully into effect the authority granted him or her under this Resolution.

4.   For the purposes of para. 3, the approval and determinations of the President, a Vice-President, or the Treasurer, as the case may be, shall be conclusively evidenced by execution by an Authorized Representative of any agreement or other document providing for such swap transaction.

For the purposes of this Resolution, "Authorized Representative" means

(i)   any of the following officers of ADB: the President, a Vice-President, the Treasurer; the General Counsel; Head, Office of Risk Management; the Deputy Treasurer; the Deputy General Counsel; an Assistant Treasurer; an Assistant General Counsel; Advisor, Office of the Head, Office of Risk Management and Head, Treasury and Operational Risk Unit, Office of Risk Management; a Principal Treasury Specialist; Principal Risk Management Specialist; and a Principal Counsel; and

(ii)   in reference to any particular swap transaction undertaken in connection with ADB's borrowings and asset and liability management transactions, any person who may be designated in writing by the President or a Vice-President as an Authorized Representative for the purposes of this Resolution, or any provision thereof, with respect to such swap transaction.